Mail Stop 3561

February 2, 2007

Jeffrey Mayer, President
MxEnergy Holdings Inc.
595 Summer Street, Suite 300
Stamford, CT 06901

>   **Re: MxEnergy Holdings Inc. and co-registrants**
>   **Amendment No. 1 to Registration Statement on Form S-4**
>   **Filed January 17, 2007**
>   **File No. 333-138425 to -012**

Dear Mr. Mayer:

        We have reviewed your filings and have the following comments. Where
indicated, we think you should revise your documents in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments.

Use of Proceeds, page 35

1. We have reviewed your responses to comments 17 and 20 in our letter dated
    December 1, 2006 and the revisions to your disclosure. Your disclosure does not
    appear consistent with the information provided in the "Deferred Financing Costs
    Analysis" included in your response. For example, your analysis indicates that
    total deferred financing costs of $14.9 million includes the $4.75 million discount
    associated with the original note issuance, whereas your disclosure suggests that
    $14.9 million in offering expenses are in addition to the discount. Additionally,
    the information provided in your analysis indicates that only $4.8 million in
    offering costs were associated with the original notes issuance while $600,000 in
    offering costs were associated with the bridge loan. However, on page 35, you
    disclose that there were $14.9 million in offering costs related to the *offering of
    the original* notes. It appears that a significant portion of these costs may relate to
    other financings. If our understanding is incorrect, please clarify our

understanding in detail. Finally, you disclose that net proceeds from the sale of the original notes were used to repay the bridge loan. However, it does not appear the net proceeds of $185.3 million from the sale of the original notes were sufficient to repay the $190.0 million bridge loan. We assume that other funds were also used to repay this loan. Please revise your disclosure to clarify these inconsistencies. It may be helpful to provide a table showing gross proceeds less use of proceeds for the issuance of the notes and bridge loan, respectively, since it appears you discuss these financings as one.

Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Year Ended June 30, 2006, page 38

2. It appears amortization associated with hedge facility fees is included in "Amortization of deferred financing fees…" in note (e) on page 38. If so, explain to us why such costs represent financing costs, which would be amortized to interest expense. Further, please explain in detail how entrance into the hedge facility was directly attributable to the SESCo acquisition. Refer to Rule 11-02(b)(6) of Regulation S-X. In any event, it may be helpful to disclose the major components of the pro forma adjustment for amortization.

3. We have reviewed your response to comment 22 in our letter dated December 1, 2006 and the revisions to your disclosure. Please further revise your disclosure to clarify that the interest rate used to compute pro forma interest expense is LIBOR plus 7.5%. In this regard, please explain to us why the interest rate on the notes exceeds the interest rate on the bridge loan, which was LIBOR plus 5.25%. To the extent the debt rating received from Moody's was lower than anticipated, please also explain to us the effect of the rating on the pricing of the notes. In this regard, help us understand why the bridge loan would have produced higher pro forma interest expense as stated on page 41. Finally, explain to us in detail why you consider the disclosure of pro forma interest expense, assuming the financing of the acquisition with the bridge loan, to be relevant in a prospectus covering floating rate senior notes. If you still believe this information is useful, tell us the term of the bridge financing.

Selected Historical Financial and Other Data of MxEnergy, page 44

4. We have reviewed your response to comment 10 in our letter dated December 1, 2006 and the revisions to your disclosure. Your disclosure that "management uses Adjusted EBITDA when measuring the operating performance and liquidity of the business" does not sufficiently explain how you *use* the measure to *conduct or evaluate* your business. Please be advised that using a non-GAAP measure requires substantive economic consequences such as allocating resources, determining compensation incentives or other management action that result in the use of cash or other assets. In this regard, please disclose in greater detail how

you use EBITDA and Adjusted EBITDA. You may want to provide us with specific examples. If you do not use the measures in such a manner, please remove the measures from your filing. Additionally, you did not address the portion of our comment regarding how you compensate for the limitations associated with the use of non-GAAP measures. As such, we reissue this portion of the comment. In this regard, we are not clear on how you compensate for including non-GAAP measures by relying primarily on GAAP results. If you rely on GAAP results, it is not clear as to why you present alternative measures. Please advise in detail.

Adjusted EBITDA, page 53

5. We have reviewed your response to comment 32 in our letter dated December 1, 2006 and the revisions to your disclosure. As Adjusted EBITDA is also a measure of liquidity, please present cash flows from operating, investing and financing activities alongside it. See Question 12 of our "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures," available on our website at www.sec.gov.

Year Ended June 30, 2006 Compared with Year Ended June 30, 2005, page 56

6. We have reviewed your response to comment 30 in our letter dated December 1, 2006 and the revisions to your disclosure. Please clarify for us the difference between the $2.3 million charge previously disclosed and the actual charge of $0.7 million now disclosed for fiscal 2006. Furthermore, we are not clear on why this is now a balanced presentation. In this regard, we believe your cost not to perform hedge accounting differs from the disclosed amount due to prior period amounts that would be reclassified from other comprehensive income to net income. If our understanding is incorrect, please clarify it.

Note 2. Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-7

7. We have reviewed your response to comments 43 and 44 in our letter dated December 1, 2006 and the revisions to your disclosure. Please explain to us in greater detail how the guaranteed markets, for which you record revenue at the time the commodity is consumed by the customer, differ from the Michigan LDCs, for which you record revenue upon delivery to the city gate.

Note 15. Condensed Consolidating Financial Information (Unaudited), page F-31

8. Please provide *audited* condensed consolidating financial information for the same periods as the audited MxEnergy Holdings, Inc. financial statements. Refer to Rule 3-10(i)(2) of Regulation S-X.

Exhibits 5.1 and 5.2

9. In Exhibits 5.1 and 5.2, counsel states that the opinion speaks of the date hereof and that it assumes no obligation to advise of any subsequent change of any kind. Please be aware that the opinion must speak as of the date of effectiveness of the registration statement. Accordingly, if counsel intends to retain this statement, then the legality opinion must be dated and filed on the date you request acceleration of effectiveness. Otherwise, revise the opinion to eliminate this limitation.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Sarah Goldberg, Accountant, at (202) 551-3340 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Peggy Kim, Senior Staff Attorney, at (202) 551-3411 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Michael Chernick, Esq.
       Paul, Hastings, Janofsky & Walker LLP
       Via Fax: (212) 319-4090